UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
Specialized Disclosure Report

Skyworks Solutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-05560	04-2302115
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

20 Sylvan Road, Woburn, MA		01801
(Address of principal executive offices)		(Zip Code)

Mark V.B. Tremallo, Vice President, General Counsel and Secretary 781-376-3000
(Name and telephone number, including area code, of the person to contact with in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Skyworks Solutions, Inc. (the “Registrant”), has determined that substantially all of its products contain components likely to contain conflict minerals. The Registrant performed a reasonable country of origin inquiry and concluded that a portion of its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country. The Registrant knows or has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. As such, the Registrant proceeded to exercise due diligence on the source and chain of custody of the conflict minerals.
The Registrant has prepared a Conflict Minerals Report, which is attached as Exhibit 1.02 to this Specialized Disclosure Report on Form SD. This Conflict Minerals Report includes a discussion of the due diligence procedures performed, the Registrant’s determinations regarding the source and chain of custody of its conflict minerals, and the disclosures required by the Securities and Exchange Commission.
The Registrant has disclosed the information above, along with a copy of its Conflict Minerals Report and related materials, on its website, http://www.skyworksinc.com/ConflictMinerals.aspx. The information contained on our website is not incorporated by reference in this Specialized Disclosure Report on Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Skyworks Solutions, Inc.

June 2, 2014	By:	/s/ Mark V.B. Tremallo
	Name:	Mark V.B. Tremallo
	Title:	Vice President, General Counsel and Secretary